EXHIBIT 15.2
CONSOLIDATED BALANCE SHEET
OF
TEEKAY OFFSHORE GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
TEEKAY OFFSHORE GP L.L.C.
We have audited the accompanying consolidated balance sheet of Teekay Offshore GP L.L.C. as of December 31, 2009. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay Offshore GP L.L.C. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated balance sheet in 2009, the Company adopted an amendment to FASB ASC 810 Consolidation, related to the accounting for non-controlling interests in the consolidated balance sheet.

Vancouver, Canada	/s/ Ernst & Young LLP
April 30, 2010	Chartered Accountants

TEEKAY OFFSHORE GP L.L.C. (Note 1)
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31, 2009
$
ASSETS
Current
Cash and cash equivalents (note 6)	103,363
Accounts receivable	66,976
Net investment in direct financing leases — current (note 7)	20,641
Prepaid expenses	33,936
Due from affiliates (note 9)	17,833
Current portion of derivative instruments (note 10)	6,152
Other current assets	1,399

Total current assets	250,300

Vessels and equipment (note 6 and 7)
At cost, less accumulated depreciation of $993,330	1,917,248

Net investment in direct financing leases (note 7)	35,620
Derivative instruments (note 10)	2,195
Other assets	20,226
Intangible assets — net (note 4)	36,885
Goodwill (note 4)	127,113

Total assets	2,389,587

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	13,989
Accrued liabilities (note 5)	59,714
Due to affiliate (note 9)	39,876
Current portion of derivative instruments (note 10)	31,852
Current portion of long-term debt (note 6)	108,159

Total current liabilities	253,590

Long-term debt — (including a loan due to parent of $60,000) (note 6)	1,627,455
Deferred income taxes (note 11)	16,481
Derivative instruments (note 10)	38,327
Other long-term liabilities	18,439

Total liabilities	1,954,292

Commitments and contingencies (notes 6, 7, 10 and 12)

Total Equity
Member’s equity	6,033
Non-controlling interest	429,247
Accumulated other comprehensive income	15

Total equity	435,295

Total liabilities and equity	2,389,587

The accompanying notes are an integral part of the Consolidated Balance Sheet.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
1.	Summary of Significant Accounting Policies
Basis of presentation

Teekay Offshore GP L.L.C. (the Company or the General Partner), a Marshall Islands limited liability company, was formed on August 25, 2006 to become the general partner of Teekay Offshore Partners L.P. (the Partnership). The Company is a wholly owned subsidiary of Teekay Corporation. On August 25, 2006, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company initially invested $20 in the Partnership for its 2% general partner interest.

During August 2006, Teekay Corporation formed the Partnership, a Marshall Islands limited partnership, as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry and for the Partnership to acquire, in connection with the Partnership’s initial public offering of its common units, a 26.0% interest in Teekay Offshore Operating L.P. (or OPCO), consisting of a 25.99% limited partner interest to be held directly by the Partnership and a 0.01% general partner interest to be held through the Partnership’s ownership of Teekay Offshore Operating GP L.L.C., OPCO’s sole general partner.

This consolidated balance sheet has been prepared in accordance with the United States generally accepted accounting principles (or GAAP). It includes the accounts of the Company and Teekay Offshore Partners L.P., a partnership that it controls via its general partner interest. Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results may differ from those estimates.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was April 30, 2010.

Foreign currency

The consolidated financial statements are stated in U.S. dollars. The functional currency of the Partnership is U.S. dollars because the economic environment it operates in primarily uses the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates.

Operating revenues and expenses

The Partnership recognizes revenues from time charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenue during days that the vessel is off-hire. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Receipt of incentive-based revenue from the Partnership’s FPSO is dependent upon the operating performance of the vessel and such revenue is recognized when earned by fulfillment of the applicable performance criteria. All other revenues from voyage charters are recognized on a percentage of completion method. The Partnership used a discharge-to-discharge basis in determining percentage of completion for all voyage charters, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. The Partnership does not begin recognizing revenue until a charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheet reflects the deferred portion of revenues and expenses, which will be earned and incurred, respectively, in subsequent periods. As at December 31, 2009, there was no deferred revenue. As at December 31, 2009, the deferred portion of expenses, which are included in prepaid expenses, was $17.9 million.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Partnership classifies all highly liquid investments with an original maturity date of three months or less when purchased as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessel for 25 years.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving and/or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

Generally, the Partnership drydocks each shuttle tanker and conventional oil tanker every two and a half to five years. FSO and FPSO units are generally not drydocked. The Partnership capitalizes a portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking over the estimated useful life of the drydock. The Partnership includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve operating efficiency or extend the useful lives of the assets.

Drydocking activity for the year ended December 31, 2009 is summarized as follows:

Year Ended
December 31, 2009
$
Balance at beginning of year	76,619
Cost incurred for drydocking	34,974
Drydock amortization	(25,459)

Balance at end of year	86,134

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

Direct financing leases

The Partnership assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC equipment is accounted for as a direct financing lease with lease payments received by the Partnership being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as other non-current assets. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Debt issuance costs of term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill and intangible assets

Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

The Partnership’s intangible assets are amortized over their respective lives with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts. (See Note 10.)

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged items may still possibly affect earnings, the gains and losses initially recognized in partners’ equity remain until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item. If the hedged items may no longer affect earnings, amounts recognized in partners’ equity are immediately transferred to earnings. Gains and losses from the Partnership’s hedge accounted foreign currency forward contracts are recorded primarily in vessel operating expenses and general and administrative expense.

For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 815, Derivatives and Hedging, as amended, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated derivative instruments are recorded in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss).

Income taxes

The Partnership’s Norwegian and Australian subsidiaries are subject to income taxes. The Partnership accounts for such taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Partnership’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense.

Adoption of new accounting pronouncements

In January 2009, the Partnership adopted an amendment to Financial Accounting Standards Board (FASB) ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

In January 2009, the Partnership adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Partnership’s consolidated financial statements, this amendment was adopted prospectively.

In January 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

In January 2009, the Partnership adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 10 of the notes to the consolidated financial statements.

In January 2009, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing assumptions relating to renewal or extension provisions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

In January 2009, the Partnership adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

In April 2009, the Partnership adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments (see Note 8).

In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated balance sheet. (see Note 14).

In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Partnership adopted the ASC on July 1, 2009 and incorporated it in the Partnership’s notes to the consolidated financial statements.

In October 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

2.	Public Offerings

On June 18, 2008, the Partnership completed a follow-on public offering of 7.0 million common units at a price of $20.00 per unit, for gross proceeds of $140.0 million. Concurrently with the public offering, Teekay Corporation, which controls the Partnership, acquired 3.25 million common units of the Partnership in a private placement at the same public offering price for a total cost of $65.0 million. On July 16, 2008, the underwriters for the public offering partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $7.5 million in gross proceeds to the Partnership. As a result of these equity transactions, the Partnership raised gross proceeds of $216.8 million (including the Company’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of the Partnership was reduced from 59.8% to 50.0% (including its indirect 2% general partner interest). The Partnership used the net proceeds from the equity offerings of approximately $210.7 million to fund the acquisition of an additional 25% interest in Teekay Offshore Operating L.P. (or OPCO) from Teekay Corporation and to repay a portion of advances to the Partnership from OPCO.

On August 4, 2009, the Partnership completed a follow-on public offering of 6.5 million common units at a price of $14.32 per unit, for gross proceeds of $95.0 million (including the Company’s $1.9 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 975,000 units on August 4, 2009, providing additional gross proceeds of $14.2 million (including the Company’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds of approximately $104.1 million from the equity offering to reduce amounts outstanding under one of its revolving credit facilities.

On March 22, 2010, the Partnership completed a follow-on offering of 4.4 million common units (see Note 14(b)).
3.	Segment Reporting

The Partnership is engaged in the international transportation of crude oil through the operation of its oil tankers, FSO units and FPSO unit. The Partnership’s revenue is earned in international markets.

The Partnership has four reportable segments: its shuttle tanker segment; its conventional tanker segment; its FSO segment; and its FPSO segment. The Partnership’s shuttle tanker segment consists of shuttle tankers operating primarily on fixed-rate contracts of affreightment, time-charter contracts or bareboat charter contracts. The Partnership’s conventional tanker segment consists of conventional tankers operating on fixed-rate time-charter contracts or bareboat charter contracts. The Partnership’s FSO segment consists of its FSO units subject to fixed-rate time-charter contracts or bareboat charter contracts. The Partnership’s FPSO segment consists of its FPSO unit subject to operations and charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments is the same as those used in the preparation of the Partnership’s consolidated financial statements.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheet is as follows:

December 31, 2009
$
Shuttle tanker segment	1,516,988
Conventional tanker segment	317,690
FSO segment	103,622
FPSO segment	324,912
Unallocated
Cash and cash equivalents	103,363
Accounts receivable and other assets	23,012

Consolidated total assets	2,389,587

4.	Goodwill and Intangible Assets
a)	Goodwill — shuttle tanker segment

December 31, 2009
$
Balance at beginning of year	127,113
Goodwill acquired	—
Goodwill impairment	—

Balance at end of year	127,113

b)	Intangible Assets
As at December 31, 2009, intangible assets consisted of:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
	$	$	$
Contracts of affreightment (shuttle tanker segment)	124,250	(88,016)	36,234
Time-charter contracts (FPSO segment)	353	(92)	261
Other intangible assets (FPSO segment)	390	—	390

	124,993	(88,108)	36,885

Amortization of intangible assets for the next five years subsequent to December 31, 2009 is expected to be $8.1 million (2010), $7.0 million (2011), $6.0 million (2012), $5.0 million (2013), and $4.0 million (2014).

5.	Accrued Liabilities

December 31, 2009
$
Voyage and vessel	45,963
Interest	11,559
Payroll and benefits	2,192

59,714

6.	Long-Term Debt

December 31, 2009
$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	1,406,974
U.S. Dollar-denominated Term Loan Due to Parent	60,000
U.S. Dollar-denominated Term Loans due through 2017	268,640

1,735,614
Less current portion	108,159

Total	1,627,455

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

As at December 31, 2009, the Partnership had eight long-term revolving credit facilities, which, as at such date, provided for borrowings of up to $1.59 billion, of which $183.9 million was undrawn. The total amount available under the revolving credit facilities reduces by $164.1 million (2010), $173.3 million (2011), $183.0 million (2012), $329.5 million (2013), $638.0 million (2014) and $102.9 million (thereafter). Five of the revolving credit facilities are guaranteed by certain subsidiaries of the Partnership for all outstanding amounts and contain covenants that require Teekay Offshore Operating L.P. (or OPCO) to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of OPCO’s total consolidated debt. One of the revolving credit facilities are guaranteed by the Partnership for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. The remaining revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 34 of the Partnership’s vessels, together with other related security.

The Partnership has a U.S. Dollar-denominated term loan outstanding from Teekay Corporation, which, as at December 31, 2009, totaled $60 million. The $60 million unsecured subordinated debt facility bears interest at a fixed rate of 10.00% and matures at the earlier of the date the Partnership receives sufficient net proceeds from an equity offering to repay this tranche, and a term of five years. This amount was repaid after year end, (see Note 14(b)).

As at December 31, 2009, the Partnership’s six 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $268.6 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2017. All term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at December 31, 2009, the Partnership had guaranteed $86.2 million of these term loans, which represents its 50% share of the outstanding vessel mortgage debt of five of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed the remaining $182.4 million.

Interest payments on the revolving credit facilities and the term loans (excluding the term loan due to parent) are based on LIBOR plus a margin. At December 31, 2009, the margins ranged between 0.45% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at December 31, 2009 was 1.4%. This rate does not include the effect of the Partnership’s interest rate swaps (See Note 10).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2009 are $108.2 million (2010), $183.8 million (2011), $160.8 million (2012), $328.9 million (2013), $765.6 million (2014), and $188.3 million (thereafter).

As at December 31, 2009 the Partnership was in compliance with all covenants in the credit facilities and long-term debt.
7.	Leases
Charters-out

Time charters and bareboat charters of the Partnership’s vessels to customers are accounted for as operating leases. The cost, accumulated depreciation and carrying amount of the vessels employed on operating leases at December 31, 2009 was $2.3 billion, $0.8 billion and $1.5 billion, respectively. As at December 31, 2009, minimum scheduled future revenues under time charters and bareboat charters to be received by the Partnership, then in place were approximately $1.6 billion, comprised of $416.2 million (2010), $304.9 million (2011), $252.3 million (2012), $178.6 million (2013), $111.7 million (2014) and $358.6 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.

Direct Financing Lease

Leasing of the VOC equipment is accounted for as direct financing leases. As at December 31, 2009, the minimum lease payments receivable under the direct financing leases approximated $65.2 million, including unearned income of $9.0 million. As at December 31, 2009, future scheduled payments under the direct financing leases to be received by the Partnership, then in place were approximately $65.2 million, comprised of $25.4 million (2010), $21.3 million (2011), $15.1 million (2012), $2.4 million (2013) and $1.0 million (2014).

Charters-in

As at December 31, 2009, minimum commitments owing by the Partnership under vessel operating leases by which the Partnership charters-in vessels were approximately $227.1 million, comprised of $74.0 million (2010), $58.7 million (2011), $42.9 million (2012), $31.4 million (2013), $13.5 million (2014) and $6.6 million (thereafter). The Partnership recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

8.	Fair Value of Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

Due to / from affiliates — The fair value of the amounts due to and from affiliates approximate their carrying amounts reported in the accompanying consolidated balance sheets due to the current nature of the balances.

Long-term debt — The fair values of the Partnership’s variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Due to joint venture partners and Due to parent — The fair value of the Partnership’s loans from joint venture partners and loan from parent approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Derivative instruments — The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy for these financial instruments that are measured at fair value on a recurring basis are as follows:

		December 31, 2009
		Carrying	Fair
		Amount	Value
	Fair Value Hierarchy	Asset (Liability)	Asset (Liability)
	Level(1)	$	$
Cash and cash equivalents		103,363	103,363
Due from affiliate (note 9c)		17,833	17,833
Due to affiliate (note 9c)		(39,876)	(39,876)
Long-term debt		(1,675,614)	(1,559,210)
Loan due to Parent		(60,000)	(60,000)
Due to joint venture partners		—	—
Derivative instruments (note 10)
Interest rate swap agreements(2)	Level 2	(76,072)	(76,072)
Foreign currency forward contracts	Level 2	6,192	6,192

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)	The fair value of the Partnership’s interest rate swap agreements includes $8.0 million of accrued interest as at December 31, 2009, which is recorded in accrued liabilities on the balance sheet.
The Partnership has determined that there were no non-financial assets or non-financial liabilities carried at fair value at December 31, 2009.
9.	Related Party Transactions
a.
The Partnership has entered into an omnibus agreement with Teekay Corporation, Teekay LNG Partners L.P., the Company and others governing, among other things, when the Partnership, Teekay Corporation and Teekay LNG Partners L.P. may compete with each other and certain rights of first offering on liquefied natural gas carriers, oil tankers, shuttle tankers, FSO units and floating production, storage and offloading units.

b.
On September 10, 2009, the Partnership acquired from Teekay Corporation the Petrojarl Varg, together with its operations and charter contracts with Talisman Energy, for a purchase price of $320 million. The purchase price of $320 million is accounted for as an equity distribution to Teekay Corporation. To the extent the purchase price is greater than the corresponding book value, the excess is reflected as a reduction in Partners’ Equity and the remainder is shown as a reduction in Dropdown Predecessor Equity. The purchase was financed through vendor financing made available by Teekay Corporation of $220 million. The remaining $100 million was paid in cash and financed from existing debt facilities. The $220 million vendor financing from Teekay Corporation was comprised of two tranches. The senior tranche was a $160 million short-term debt facility bearing interest at LIBOR plus a margin of 3.25% and was repaid in November 2009. The junior tranche of the vendor financing was a $60 million unsecured subordinated debt facility bearing interest at 10% per annum and was repaid in March 2010. (See Note 6).

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

On the dropdown, all assets and liabilities of the Petrojarl Varg operations, except for the vessel and the contracts with Talisman Energy, were retained by Teekay Corporation. These net liabilities retained by Teekay Corporation totalled $175.0 million and are accounted for as a non-cash equity contribution from Teekay Corporation.

c.
At December 31, 2009, due from affiliates totaled $17.8 million and due to affiliates totaled $39.9 million. Due to and from affiliates are non-interest bearing and unsecured and are expected to be settled within the next fiscal year in the normal course of operations.

10.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. These foreign currency forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at December 31, 2009, the Partnership was committed to the following foreign currency forward contracts:

		Fair Value / Carrying
	Contract Amount in	Amount of Asset (Liability)		Average	Expected Maturity
	Foreign Currency	(thousands of U.S. Dollars)		Forward	2010	2011
	(thousands)	Hedge	Non-hedge	Rate(1)	(in thousands of U.S. Dollars)
Norwegian Kroner	694,000	5,934	(18)	6.15	96,585	16,343
British Pound	53	(15)	—	0.53	99	—
Euro	19,622	636	(345)	0.71	24,611	3,194

		$6,555	$(363)		$121,295	$19,537

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings.

As at December 31, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount of	Remaining	Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(Years)	(%)(1)
U.S. Dollar-denominated interest rate swaps	LIBOR	500,000	34,995	9.4	4.2
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	714,692	41,077	7.2	3.7

		1,214,692	76,072

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2009, ranged from 0.45% and 3.25%.

(2)	Principal amount reduces quarterly or semi-annually.

(3)	The fair value of the Partnership’s interest rate swap agreements includes $8.0 million of accrued interest which is recorded in accrued liabilities on the balance sheet.

The Partnership is exposed to credit loss in the event of non-performance by the counter-parties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
11.	Income Taxes
The significant components of the Partnership’s deferred tax liabilities and assets are as follows:

December 31, 2009
$
Deferred tax assets:
Tax losses carried forward	64,023
Provisions	514

Total deferred tax assets:	64,537

Deferred tax liabilities:
Vessels and equipment	48,690
Long-term debt	29,599
Other	2,729

Total deferred tax liabilities	81,018

Net deferred tax liabilities (2)	16,481
Current portion	—

Long-term portion of net deferred tax liabilities	16,481

(1)	The net operating loss carry forwards of $227.6 million are available to offset future taxable income in the applicable jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax liabilities is related to the change in temporary differences and foreign exchange gains.
12.	Commitments and Contingencies

The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Partnership believes that any adverse outcome, individually or in the aggregate, of any existing claims would not have a material affect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers or Teekay Corporation.

13.	Accounting Pronouncements Not Yet Adopted

In June 2009, the FASB issued an amendment to FASB ASC 810, Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Services that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2011. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.

In January 2010, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the Partnership’s results of operations, financial position, or cash flows.

TEEKAY OFFSHORE GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
14.	Subsequent Events
(a)	All of the Partnership’s subordinated units converted into an equal number of common units as of January 1, 2010 as all the applicable financial tests in the partnership agreement were met.

(b)
On March 22, 2010, the Partnership completed a public offering of 4.4 million common units at a price of 19.48 per unit, for gross proceeds of $87.5 million (including the Company’s $1.7 million proportionate capital contribution). The underwriters concurrently exercised their overallotment option to purchase an additional 660,000 units on March 22, 2010, providing additional gross proceeds of $13.1 million (including the Company’s $0.3 million proportionate capital contribution). The Partnership used the total net proceeds from the offering to repay the remaining $60.0 million of the Teekay Corporation vendor financing from the acquisition of the Petrojarl Varg and to finance a portion of the acquisition of the Falcon Spirit, a FSO unit, from Teekay Corporation for $43.4 million on April 1, 2010.

15.	Supplemental information

The following balance sheet shows the consolidation of the Teekay Offshore GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay Offshore Partners L.P., as of December 31, 2009.

	Teekay Offshore	Consolidation of	Teekay Offshore
	G.P. L.L.C	Teekay Offshore	G.P. L.L.C
	Stand-alone	Partners L.P.	Consolidated
	$	$	$
ASSETS
Current
Cash and cash equivalents	1,616	101,747	103,363
Accounts receivable	—	66,976	66,976
Net Investment in direct financing leases	—	20,641	20,641
Prepaid expenses	—	33,936	33,936
Due from affiliates	160	17,673	17,833
Current portion of derivative instruments	—	6,152	6,152
Other current assets	—	1,399	1,399

Total current assets	1,776	248,524	250,300

Vessels and equipment	—	1,917,248	1,917,248

Net investment in direct financing leases	—	35,620	35,620
Derivative instruments	—	2,195	2,195
Other assets	—	20,226	20,226
Intangible assets — net	—	36,885	36,885
Goodwill	—	127,113	127,113

Total assets	1,776	2,387,811	2,389,587

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	5	13,984	13,989
Accrued liabilities	—	59,714	59,714
Due to affiliate	—	39,876	39,876
Current portion of derivative instruments	—	31,852	31,852
Current portion of long-term debt	—	108,159	108,159

Total current liabilities	5	253,585	253,590

Long-term debt	—	1,627,455	1,627,455
Deferred income taxes	—	16,481	16,481
Derivative instruments	—	38,327	38,327
Other long-term liabilities	—	18,439	18,439

Total liabilities	5	1,954,287	1,954,292

Total Equity
Member’s equity	1,771	4,262	6,033
Non-controlling interest	—	429,247	429,247
Accumulated other comprehensive income	—	15	15

Total equity	1,771	433,524	435,295

Total liabilities and equity	1,776	2,387,811	2,389,587